Mail Stop 3561

July 8, 2008

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

      Re: International Shipholding Corporation
              Form 10-K for the year ended December 31, 2006 and 2007
              Filed March 9, 2007 and March 13, 2008
              File No. 001-10852

Dear Mr. Estrada:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Joseph A. Foti
               Senior Assistant Chief Accountant

VIA FACSIMILE (251) 706-0756
Mr. Kevin Wilson
International Shipholding Corporation